Engex, Inc.

44 Wall Street, 2nd Floor

New York, NY 10005

J. Morton Davis

President

(212) 495-4500

March 27, 2014

Ms. Kathy Churko

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re: Engex, Inc.

Dear Ms. Churko:

In response to comments received from the staff of the Securities and Exchange Commission (the “Commission”) with respect to certain recent filings on Forms N-Q and N-CSR by Engex, Inc., (the “Company”) please accept the following as “Correspondence:”

The Form N-Q that was filed on February 26, 2013 for the reporting period ended December 31, 2013 had the following inadvertent omissions under Item 1, Schedule of Investments: (1) “Unaudited” was left off the heading, (2) MRI Interventions, Inc. was formerly Surgivision, Inc. and this should have been disclosed as Footnote C, (3) FAS 157/ASC 820 Section; Fair Value Measurements valuation hierarchy with Level Inputs section was omitted, and (4) Tax disclosure Regulation FX 1212, regarding the tax cost of investments was omitted. Basically, the last 2 pages of the Form N-Q were inadvertently omitted. Please be assured that for the reporting period ending June 30, 2014, these disclosures will be included in Engex’s N-Q report, which will be filed within 60 days of the quarter ending June 30, 2014.

On page 8 of Form N-CSR for the reporting period ended September 30, 2013, in the Summary of Inputs, although American Vantage Companies was valued at $0, we included it in the chart. This company should not have been included in the chart as its value is $0. We did not include the private investments that were also valued at $0 and should have removed the American Vantage Companies common stock that was valued at $0 so as to be consistent. On page 12, the Financial Highlights Market Value at End of Period was valued at the mean of bid/ask price. Previously it was valued at last sale price. The Company’s Audit Committee had made the decision to change the method of determining Market Value (in the absence of sales) to the mean of the bid/ask price. Please be assured that for the reporting period ending March 31, 2014 these disclosures will be included in the Form N-CSR as indicated herein.

In addition, the Company hereby submits the following representation with respect to certain matters included in the Company’s Form N-Q filing for its reporting period ended December 31, 2013 as well as the Company’s Form N-CSR filing for the reporting period ended September 30, 2013 (together “filings”).

The Company respectfully advised the staff that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is a filing company, and is current on all filings necessary to be in compliance with the Investment Company Act of 1940, as amended.

Very truly yours,

ENGEX, INC.

By: /s/ J. Morton Davis

J. Morton Davis

President